UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

WIMI HOLOGRAM CLOUD INC.

(Registrant’s Name)

Room#1508, 4th Building, Zhubang 2000 Business Center,

No. 97, Balizhuang Xili,

Chaoyang District, Beijing, The People’s Republic of China, 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

Convertible Note Transaction with Certain Investors

On May 20, 2025, WiMi Hologram Cloud Inc. (the “Company”) entered into Convertible Note Purchase Agreements (“CNPA”) with certain investors (the “Investors”). Pursuant to the CNPAs, the Company will issue to the Investors convertible notes in one or more tranches with an aggregate original principal amount of up to $40,000,000 (the “Notes”). On May 23, 2025, the Company issued in the aggregate $10,000,000 of Notes to the Investors in an initial closing.

Each of the Notes, once effective, will have a term of 360 days. The Notes are being sold at a purchase price equal to 92% of their principal amount, resulting in an aggregate original issue discount for the initial closing of $800,000. The Company will bear the costs and other transaction expenses incurred in connection with the purchase and sale of the Notes.

Each Investor has the right to elect to convert all or a portion of the outstanding balance under each of the Note into Class B ordinary shares of US$0.002 each in the capital of the Company (the “ordinary shares”) pursuant to the following formula: conversion shares equals amount being converted divided by the conversion price, which is calculated as (A) the lowest market closing price of the Company’s ordinary shares in the 90 trading days preceding the date of conversion request (B) multiplied by 70% and (C) rounded down to the nearest 2 decimal places. The conversion is subject to adjustment in the event of a share subdivision, share dividend, recapitalization, or similar transaction.

Ownership Limitation: The Company may at its option decline to effect any conversion of the outstanding balance under each of the Note to the extent that after giving effect to such conversion would cause the Investors (on an individual basis) to beneficially own a number of ordinary shares exceeding 9.99% of the number of ordinary shares outstanding on such date.

Upon occurrence of an Event of Default (as defined in the Note), the interest rate shall accrue on the outstanding balance at the rate equal to 10% per annum. In the event of a default, Investors will continue to have the right to make conversions until such time the outstanding balance is paid in full.

The Registrant will use the net proceeds from the offering of the Note for working capital and general corporate purposes.

The foregoing descriptions of the Purchase Agreements and the Notes are summaries of the material terms of such agreements, do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreements, and the Notes, which are attached hereto as Exhibits 99.1, and 99.2. The prospectus supplement relating to the Offering is filed on the SEC’s web site at http://www.sec.gov.

This current report on Form 6-K, including the exhibit hereto, is incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-281416) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
5.1	Opinion of Ogier
99.1	Form of Convertible Note Purchase Agreement
99.2	Form of Note

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2025

WIMI HOLOGRAM CLOUD INC.

/s/ Shuo Shi
Shuo Shi
Chief Executive Officer

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